There were changes to the Contingent Deferred Sales Charge (CDSC) amounts and holding periods applicable to Class A shares for certain series of PIMCO Funds, which became effective
August 10, 2015. The sticker filing describing these changes is available here: http://www.sec.gov/Archives/edgar/data/810893/
000119312515273100/d26708d497.htm.

On or about August 7, 2015, there was a reverse share split for each class of the PIMCO CommodityRealReturn Strategy Fund, PIMCO RAE Fundamental Advantage PLUS Fund, PIMCO RealEstateRealReturn Strategy Fund and PIMCO StocksPLUS Short Fund. While the reverse share splits reduced the number of outstanding shares of each class of each Fund, they proportionately increased the net asset value per share of each class of each Fund such that the aggregate market value of each Funds shares remained the same. The reverse share splits did not alter the rights or total value of a shareholders investment in a Fund, nor were they a taxable event for Fund investors. The sticker filing relating to the reverse share splits is available here: http://www.sec.gov/Archives/edgar/ data/810893/000119312515240468/d81547d497.htm.